UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE13G/A


               Under the Securities Exchange Act of 1934

                        (Amendment No__8__)*


                     ECOLOGY AND ENVIRONMENT, INC.
---------------------------------------------------------------------

                           (Name of Issuer)


                            Class A Common
---------------------------------------------------------------------

                    (Title of Class of Securities)


                              278878103
                          -----------------
                            (CUSIP Number)


                          December 31, 2010
---------------------------------------------------------------------
        (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    /x/ Rule 13d-1(b)
    /x/ Rule 13d-1(c)
    / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1745 (3-98)
                           Page 1 of 8

CUSIP No. 278878103
--------------------

    1.  Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only)

        WEDBUSH, Inc.
---------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group
   	(See Instructions)

       (a) /x/
       (b) / /
---------------------------------------------------------------------
   3.   SEC Use Only
---------------------------------------------------------------------
   4.   Citizenship or Place of Organization

        California
---------------------------------------------------------------------
     Number of Shares  5. Sole Voting Power                   118,566
     Beneficially by   ----------------------------------------------
     Owned by Each     6. Shared Voting Power                 219,774
     Reporting         ----------------------------------------------
     Person With:      7. Sole Dispositive Power              118,566
                       ----------------------------------------------
                       8.Shared Dispositive Power             231,103

---------------------------------------------------------------------
   9.  Aggregate Amount Beneficially Owned by Each Reporting Person

       231,103
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        8.9%
---------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)

---------------------------------------------------------------------
        CO

CUSIP No. 278878103
--------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Edward W. Wedbush
---------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group
        (See Instructions)

        (a) /x/
        (b) / /
---------------------------------------------------------------------
   3.   SEC Use Only
---------------------------------------------------------------------
   4.   Citizenship or Place of Organization

        United States of America
---------------------------------------------------------------------
     Number of Shares     5. Sole Voting Power            99,090
     Beneficially by   ----------------------------------------------
     Owned by Each        6. Shared Voting Power         219,774
     Reporting         ----------------------------------------------
     Person With:         7. Sole Dispositive Power       99,090
                       ----------------------------------------------
                          8.Shared Dispositive Power     231,103

---------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        231,103
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        8.9%
---------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)

---------------------------------------------------------------------
        IN





CUSIP No. 278878103
--------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Wedbush Opportunity Partners, LP
---------------------------------------------------------------------
   2.    Check the Appropriate Box if a Member of a Group
         (See Instructions)

          (a) /x/
          (b) / /
---------------------------------------------------------------------
   3.   SEC Use Only
---------------------------------------------------------------------
   6.   Citizenship or Place of Organization

        Delaware
---------------------------------------------------------------------
     Number of Shares    5. Sole Voting Power                     0
     Beneficially by   ----------------------------------------------
     Owned by Each       6. Shared Voting Power               2,118
     Reporting         ----------------------------------------------
     Person With:        7. Sole Dispositive Power                0
                       ----------------------------------------------
                         8.Shared Dispositive Power           2,118

---------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        2,118
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        0.08%
---------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)
---------------------------------------------------------------------

        PN

CUSIP No. 278878103
--------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Wedbush Opportunity Capital, LLC
---------------------------------------------------------------------
   2.    Check the Appropriate Box if a Member of a Group
         (See Instructions)

          (a) /x/
          (b) / /
---------------------------------------------------------------------
   3.   SEC Use Only
---------------------------------------------------------------------
   6.   Citizenship or Place of Organization

        Delaware
---------------------------------------------------------------------
     Number of Shares    5. Sole Voting Power                     0
     Beneficially by   ----------------------------------------------
     Owned by Each       6. Shared Voting Power               2,118
     Reporting         ----------------------------------------------
     Person With:        7. Sole Dispositive Power                0
                       ----------------------------------------------
                         8.Shared Dispositive Power           2,118
---------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        2,118
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        0.08%
---------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)
---------------------------------------------------------------------

        OO

Cusip No. 278878103           13G ECOLOGY AND ENVIRONMENT, INC.

---------------------------------------------------------------------

Item 1. Name and Address of Issuer.

(a) This statement relates to the shares of the common stock of ECOLOGY AND ENVIRONMENT, INC. ("Issuer").

(b)   Issuer's address: 368 Pleasant View Drive
      Lancaster, NY  14086


Item 2. Filers

(a)   This statement is filed by WEDBUSH, Inc. ("WI"),
      Edward W. Wedbush ("EWW"), Wedbush Opportunity Partners
      ("WOP") and Wedbush Opportunity Capital, LLC ("WOC").

(b)   Business address of the above filers are as follows:
      WI - 1000 Wilshire Blvd., Los Angeles, CA 90017-2457
      EWW - P.O. Box 30014, Los Angeles, CA 90030-0014
      WOC - 1000 Wilshire Blvd., Los Angeles, CA 90017-2457
      WOP - 1000 Wilshire Blvd., Los Angeles, CA 90017-2457

(c) WI is a California corporation. EWW is a citizen of the United States of America. WOC is a limited liability corporation organized under the laws of the State of Delaware. WOP is a limited partnership organized under the laws of the State of Delaware.

(d)   Common stock

(e)   278878103


Item 3. Classification of Filers

(a)        WI is a control person.

(b) - (j)  Not applicable

(b) - (j)  Not applicable

(b) - (j)  Not applicable

Item 4. Ownership

(a)   WI has sole ownership of 118,566 Shares of the Issuer;
      EWW has sole ownership of 99,090 Shares; WOP has sole ownership of 0 Shares of the Issuer; and WOC has sole ownership of 0 Shares of the Issuer.

(b)   Of the Shares outstanding; WI owns approximately 4.59%;
      EWW owns approximately 3.84%; WOP owns 0.00%;
      and WOC owns 0.00%.

(c)   Number of Shares as to which the filer has:

      (i) Sole power to vote: WI has sole power to vote on 118,566 Shares; EWW has 99,090 sole Shares;
            WOP has 0 sole Shares; and WOC has 0 sole Shares.

      (ii) Shared power to vote: WI has 219,774 Shares; EWW has 219,774 Shares; WOP has 2,118 Shares;
            and WOC has 2,118 Shares.

      (iii) Sole power to dispose: WI has sole power to dispose on 118,566 Shares; EWW has 219,774 Shares to dispose; WOP has 0 Shares to dispose;
            and WOC has 0 Shares to dispose.

      (iv)  Shared power to dispose;  WI has 231,103 Shares;
            EWW has 231,103 Shares; WOP has 2,118 Shares;
            and WOC has 2,118 Shares.


Item 5. Ownership of Five Percent or Less of a Class.

     	Not applicable.


Item 6. Ownership of More Than Five Percent on Behalf of Another.

        Not applicable.


Item 7. Identification and Classification of Subsidiary which
        Acquired the Securities Being Reported on by the Parent
        Holding Company.

     	Not Applicable.


Item 8.     Identification and Classification of Members of a Group.

Name                           Category    No.ofShares     Percentage

WEDBUSH, Inc.	                      HC
Edward W. Wedbush                     IN
Wedbush Opportunity Capital, LLC      OO
Wedbush Opportunity Partners, LP      PN

EWW is the Chairman of WI.  EWW owns a majority of the outstanding
Shares of WI. WI owns a majority of WOC. WOC is the general partner and acts as the investment manager for WOP. Accordingly, EWW may be deemed the beneficial owner of the Issuer's Shares owned by WI. However, beneficial ownership of the Issuer's Shares is hereby disclaimed by EWW.

Item 9.     Notice of Dissolution of Group.

            Not applicable.


Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                              Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        WEDBUSH, Inc.


02/09/11
---------------------------
Date

ERIC D. WEDBUSH
------------------
Eric D. Wedbush
---------------------------
Signature

ERIC D. WEDBUSH
------------------
Eric D. Wedbush/ President
---------------------------
Name/Title


         Edward W. Wedbush

02/09/11
---------------------------
Date

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Signature

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Name/Title

        Wedbush Opportunity Capital, LLC

02/09/11
---------------------------
Date

ERIC D. WEDBUSH
------------------
Eric D. Wedbush
---------------------------
Signature

ERIC D. WEDBUSH
------------------
Eric D. Wedbush/ Managing Director
---------------------------
Name/Title


	Wedbush Opportunity Partners, LP

02/09/11
---------------------------
Date

ERIC D. WEDBUSH
------------------
Eric D. Wedbush
---------------------------
Signature

ERIC D. WEDBUSH
------------------
Eric D. Wedbush/ Managing Director
---------------------------
Name/Title